

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FS2 Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 North Orange Avenue, Suite 815
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott E. Larson — 407-373-7350
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Square, Suite 250, 512 Township Line Road, Blue Bell, PA 19422-2700
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott E. Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FS2 Capital Partners, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public


BRENDA STUTLER
MY COMMISSION # DD 941359
EXPIRES: December 19, 2013
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS² Capital Partners, LLC

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Members
FS[2] Capital Partners, LLC
Orlando, Florida

We have audited the accompanying statements of financial condition of FS[2] Capital Partners, LLC (the "Company"), as of December 31, 2009 and 2008, and the related statements of operations, changes in subordinated borrowings, changes in members' equity (deficit) and cash flows for the year ended December 31, 2009, and the period from July 16, 2007 (inception) through December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FS[2] Capital Partners, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009, and the period from July 16, 2007 (inception) through December 31, 2008, in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
March 1, 2010

FS[2] Capital Partners, LLC

Statements of Financial Condition
December 31, 2009 and 2008

		2009		2008
Assets				
Cash	$	57,809	$	95,092
Accounts receivable		209,951		-
Prepaid expenses		22,417		20,000
Total assets	$	290,177	$	115,092
Liabilities and Members' Equity (Deficit)				
Liabilities				
Subordinated borrowings	$	100,000	$	100,000
Accounts payable and accrued expenses		225,312		8,250
Total liabilities		325,312		108,250
Members' Equity (Deficit)		(35,135)		6,842
Total liabilities and members' equity (deficit)	$	290,177	$	115,092

See Notes to Financial Statements.

FS² Capital Partners, LLC

Statements of Operations
Year Ended December 31, 2009 and Period from July 16, 2007 (Inception) through December 31, 2008

	2009	2008
Revenues		
Commissions	**$ 1,501,419**	$ -
Expenses		
Expenses paid by affiliate based on cost sharing agreement		
Administrative support	**54,574**	17,387
Consultants	**75,250**	45,938
Operating	**42,000**	10,500
Rent	**63,219**	15,805
Sales manager	**197,769**	55,015
Wholesalers	**1,169,276**	497,548
	1,602,088	642,193
Compensation expenses	**704,017**	-
Computer	**7,039**	-
FINRA and Regulatory	**21,308**	-
General and administrative	**20,533**	550
Interest	**2,000**	750
Marketing	**686,114**	30,622
Professional fees	**97,694**	39,236
Travel and entertainment	**4,691**	-
	3,145,484	713,351
Net loss	**$ (1,644,065)**	$ (713,351)

See Notes to Financial Statements.

FS² Capital Partners, LLC

Statements of Changes in Subordinated Borrowings
Year Ended December 31, 2009 and Period from July 16, 2007 (Inception) through December 31, 2008

Subordinated borrowings at July 16, 2007	$ -
Increases	
Issuance of subordinated note	100,000
Subordinated borrowings at December 31, 2008	100,000
Changes in subordinated borrowings	-
Subordinated borrowings at December 31, 2009	$ 100,000

See Notes to Financial Statements.

FS^2 Capital Partners, LLC

Statements of Changes in Members' Equity (Deficit)
Year Ended December 31, 2009 and Period from July 16, 2007 (Inception) through December 31, 2008

Balance, July 16, 2007	$ -
Contributions, including $642,193 attributable to expense sharing and administrative services agreement (Note 2)	720,193
Net loss	(713,351)
Balance, December 31, 2008	6,842
Contributions, including $1,602,088 attributable to expense sharing and administrative services agreement (Note 2)	1,602,088
Net loss	(1,644,065)
Balance, December 31, 2009	$ (35,135)

See Notes to Financial Statements.

FS[2] Capital Partners, LLC

Statements of Cash Flows
Year Ended December 31, 2009 and Period from July 16, 2007 (Inception) through December 31, 2008

	2009	2008
Cash Flows from Operating Activities		
Net loss	$ (1,644,065)	$ (713,351)
Adjustments to reconcile net loss to net cash used in operating activities:		
Expenses paid by affiliate on behalf of the Company	1,602,088	642,193
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(209,951)	-
(Increase) in prepaid expenses	(2,417)	(20,000)
Increase in accounts payable and accrued expenses	217,062	8,250
Net cash used in operating activities	(37,283)	(82,908)
Cash Flows from Financing Activities		
Subordinated borrowings from affiliate	-	100,000
Capital contributions	-	78,000
Net cash provided by financing activities	-	178,000
Net increase (decrease) in cash	(37,283)	95,092
Cash, beginning	95,092	-
Cash, ending	$ 57,809	$ 95,092

See Notes to Financial Statements.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS² Capital Partners, LLC (the "Company") was formed in the State of Florida on July 16, 2007. The Company received its registrations/licenses from the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is engaged in the private placement of securities; real estate investment trusts, direct participation programs and business development companies. The Company will not hold or maintain funds or securities or provide clearing services for other broker-dealers. The Company will not hold customer accounts. The Company does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds received, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions through one or more designated bank accounts.

A computation of reserve requirement is not applicable as the Company qualifies for exemption under SEC Rule 15c3-3 (k)(2)(i).

A summary of the Company's significant accounting polices is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Commission revenue is recorded when gross equity financing raised on behalf of FS Investment Corporation ("FSIC"), a related party described in Note 2, is received from broker-dealers on behalf of qualified investors, by an Escrow Agent.

Concentration of Credit Risk: The Company maintains cash balances at two financial institutions which, at various times during the year exceeded the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates their risk relative to cash by maintaining relationships with, what management believes to be high credit quality financial institutions.

Income Taxes: The Company, with the consent of its members, has elected to be taxed under sections of Federal and state income tax law, which provide that, in lieu of corporation income taxes, the members separately account for their prorata portion of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Note 2. Related Party Transactions

The Company entered into two separate agreements with Franklin Square Holdings, LP ("Holdings"), a 1% member in the Company during 2008.

Under an Expense Sharing and Administrative Services Agreement, Holdings agreed to pay a portion of the rent, operating expenses, administrative support, wholesaler salary, consultants and registration costs incurred by the Company. The agreement was effective October 1, 2008. Total expenses paid on behalf of the Company by Holdings for the year ended December 31, 2009 and the period from October 1, 2008 through December 31, 2008 were $1,602,088 and $642,193, respectively. These costs have been recorded as capital contributions, for financial accounting purposes in the statement of changes in members' equity and are not recoverable by Holdings in the future.

Under a Subordinated Loan Agreement for Equity Capital, Holdings agreed to loan $100,000 to the Company. The agreement was effective August 12, 2008. The Subordinated Loan is subordinated to all other obligations to creditors in the ordinary course of business. There are no principal payments due on the loan until maturity, December 2012. The loan bears interest at 2% per annum and interest is payable at maturity. At December 31, 2009 and 2008, accrued interest of $2,750 and $750, respectively, was recorded on the loan and is included in accounts payable and accrued expenses on the statement of financial position.

The Company has a Dealer Manager Fee Agreement with FSIC, whereby 3.00% of gross equity financing raised by wholesalers, on behalf of FSIC, will be paid to the Company. The Company, in order to induce broker-dealers to recommend the FSIC stock to their qualified investors, splits the Dealer Manager Fee with the broker-dealers. All purchase proceeds for FSIC stock are held by a third party Escrow Agent pending notification of customer acceptance by FSIC. When commission revenues are earned, any commissions earned by the broker-dealers are paid directly by an unrelated third party and are not considered revenue or expenses of the Company.

Beginning in June 2009, the Company and Holdings entered into an informal agreement such that the Company will remit back to Holdings, the commissions that would have been earned by Wholesalers for gross equity financing raised on behalf of FSIC. Under the arrangement, Holdings will receive 65 basis points on gross equity financing raised by wholesalers on behalf of FSIC. Amounts reimbursed to Holdings for wholesalers for 2009 and 2008, respectively, were $539,202 and $0, which reduced both the wholesaler expenses and capital contributions of Holdings under the Expense Sharing and Administrative Services Agreement. In addition, Holdings will also receive 10 basis points on all gross equity financing raised, for each dealer-manager, employed by Holdings, on behalf of FSIC. Amounts paid to Holdings for dealer-managers for 2009 and 2008, were $164,815 and $0, respectively. The total amounts paid to Holdings for 2009 and 2008, were $704,017 and $0, respectively. At December 31, 2009 and 2008, $108,183 and $0, respectively, were unpaid and are included in accounts payable and accrued expenses on the statements of financial position.

Note 3. Concentrations

Revenue: During 2009, all of the Company's revenue was derived from one customer, FSIC.

Note 4. Subordinated Borrowings

The borrowings under subordinated agreements at December 31, 2009 and 2008 (Note 2), are as follows:

	2009	2008
Subordinated note, interest at 2.00% per annum, due December 2012	$ 100,000	$ 100,000

The subordinated borrowings are due to Holdings and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations as a broker-dealer and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $42,448 and $86,842, respectively, which was $27,603 more than required net capital of $14,845 at December 31, 2009 and $81,842 in excess of required net capital at December 31, 2008. The Company's ratio of aggregate indebtedness to net capital was 8.1 to 1 at December 31, 2009 and was .10 to 1 at December 31, 2008.

Note 6. Subsequent Events

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), effective for periods ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Accordingly, management has evaluated subsequent events and has determined there were no matters that warrant inclusion or disclosure in the financial statements as of December 31, 2009 except as follows.

In January 2010, one of the members contributed $35,000 in additional capital to the Company.

FS² Capital Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net capital:		
Total members' equity (deficit)	$	(35,135)
Add:		
Subordinated borrowings		100,000
Total capital and allowable subordinated borrowings		64,865
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses		(22,417)
Net capital	$	42,448
Aggregate indebtedness		
Items included in Statement of Financial Condition		
Accounts payable and accrued expenses	$	222,562
Total aggregate indebtedness	$	222,562
Computation of basic net capital requirement:		
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	14,845
Net capital	$	27,603
Ratio: Aggregate indebtedness to net capital		8.1 to 1
Reconciliation with Company's computation (included in Part IIA (Unaudited) of FOCUS report as of December 31, 2009)		
Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	179,653
Adjustment to record accrued interest on subordinated borrowing		(2,750)
Adjustment to record accounts payable and accrued expenses		(134,455)
Net capital per above	$	42,448

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
FS[2] Capital Partners, LLC
Orlando, Florida

In planning and performing our audit of the financial statements of FS[2] Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of Managing Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
March 1, 2010

FS² Capital Partners, LLC

Financial Report
December 31, 2009